SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Positioned As Overall Leader in 2022 Quadrant Knowledge Solutions Inaugural Watchlist and Sanctions Monitoring Solutions Report, dated January 3, 2023.
99.2          NICE Opens Nominations for 2023 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, dated January 4, 2023.
99.3          NICE Delivers New RPA Innovations leveraging AI To Achieve Complete Performance and Master CXi, dated January 9, 2023.
99.4           NICE’s Evidencentral Digital Transformation Solutions Named Winners in 2022 ASTORS Awards for Seventh Consecutive Year, dated January 10, 2023.
99.5          NICE CXone Leads Market Share in DMG Consulting LLC’s Worldwide Cloud-Based Contact Center Report for 2022, dated January 18, 2023.
99.6          NICE Digitally Transforms Performance and Customer Experience through AI-Driven Employee Engagement Solutions for a leading European BPO, dated January 19, 2023.
99.7          NICE Announces Industry’s First Conversational CX With ChatGPT-Enabled CXone, dated January 26, 2023.
99.8          NICE and Cognizant Announce Strategic Partnership For Digital Customer Experience Transformation, dated January 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: February 2, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Positioned As Overall Leader in 2022 Quadrant Knowledge Solutions Inaugural Watchlist and Sanctions Monitoring Solutions Report, dated January 3, 2023.
99.2          NICE Opens Nominations for 2023 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, dated January 4, 2023.
99.3          NICE Delivers New RPA Innovations leveraging AI To Achieve Complete Performance and Master CXi, dated January 9, 2023.
99.4          NICE’s Evidencentral Digital Transformation Solutions Named Winners in 2022 ASTORS Awards for Seventh Consecutive Year, dated January 10, 2023.
99.5          NICE CXone Leads Market Share in DMG Consulting LLC’s Worldwide Cloud-Based Contact Center Report for 2022, dated January 18, 2023.
99.6          NICE Digitally Transforms Performance and Customer Experience through AI-Driven Employee Engagement Solutions for a leading European BPO, dated January 19, 2023.
99.7          NICE Announces Industry’s First Conversational CX With ChatGPT-Enabled CXone, dated January 26, 2023.
99.8          NICE and Cognizant Announce Strategic Partnership For Digital Customer Experience Transformation, dated January 30, 2023.